UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number: 000-31172

**ALBERTA STAR DEVELOPMENT CORP.**
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No __X

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No __X

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No __X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-_____

# ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131    Facsimile: (604) 408-3884

## NEWS RELEASE

May 9, 2007                                                  TSX-V Trading Symbol: **ASX**
                                                             OTC BB Trading Symbol: **ASXSF**

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### ALBERTA STAR RECEIVES APPROVAL FROM THE DEPARTMENT OF NATURAL RESOURCES FOR ITS LEGAL LAND SURVEY ON THE GLACIER LAKE URANIUM CLAIMS

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Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has been advised by the Surveyor-General's office of the Department of Natural Resources that the Company's Legal Survey to Lease at the Glacier Lake uranium claims has been formally approved. The Survey to Lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT on behalf of the Company. The survey area completed consists of 1821.08 hectares (4,500 acres) and increases the Company's 100 % lease ownership of this prospective uranium bearing land package. The newly approved leases are adjacent to the Eldorado Uranium Mine- Lease Claims, which are also included within the Company's land holdings. The Eldorado uranium leases were formally owned by Eldorado Mining and Refining Ltd., a former producer of uranium and Federal Crown Company from 1944 to 1960. The Company has now completed and received approval from the Canadian Department of Natural Resources on a total of three Legal Land Surveys on the Company's properties. The surveyed lease claims include the Eldorado Uranium Mine Lease Claims, Glacier Lake Lease Claims and the Contact Lake Mine Lease Claims.

## THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% $U_3O_8$ and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. **(Normin NTGO: SENES Report 2005)** The Eldorado Uranium Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada's principal producers of high grade uranium pitchblende concentrates from the 1930's to the 1960's. The Echo Bay Mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982. The Company has received a detailed technical library of property reports, datasets, historical data, drill logs, historical production records and uranium assay reports pertaining to the Eldorado uranium leases, which were formally owned by Eldorado Mining and Refining Ltd.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current May 8, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) is now $120.00 US per pound

## ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

## ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

## FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131        Fax 604.408.3884
www.alberta-star.com

## ALBERTA STAR DEVELOPMENT CORP.

*Tim Coupland*

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG  and Uranium Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. ("ACME") in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.*

This news release contains certain statements that may be deemed "forward-looking statements".  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.